UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934 (Amendment No. 7)

                                   ONEOK, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    68267810
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                                 (CUSIP Number)

                              Larry D. Irick, Esq.
                     Vice President and Corporate Secretary
                             Western Resources, Inc.
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-1625
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                                  SCHEDULE 13D



CUSIP No. 68267810
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

     WESTERN RESOURCES, INC.; 48-0290150
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)
                                                            (B)

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
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                            7    SOLE VOTING POWER
                                 0
                                 -----------------------------------------------

                            8    SHARED VOTING POWER
                                 4,714,434
     NUMBER OF                   An additional 39,892,896 shares of Common
     SHARES                      Stock issuable in certain circumstances in
     BENEFICIALLY                the event of the conversion (the conditions
     OWNED BY                    for which are not expected to occur within the
     EACH                        next 60 days) of 19,946,448 shares of
     REPORTING                   Series A Convertible Preferred Stock.
     PERSON WITH
                                 -----------------------------------------------

                            9    SOLE DISPOSITIVE POWER
                                 0
                                 -----------------------------------------------

                            10   SHARED DISPOSITIVE POWER
                                 4,714,434
                                 An additional 39,892,896 shares of
                                 Common Stock issuable in certain
                                 circumstances in the event of the
                                 conversion (the conditions for which
                                 are not expected to occur within the
                                 next 60 days) of 19,946,448 shares
                                 of Series A Convertible Preferred
                                 Stock.

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,714,434
         An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible
         Preferred Stock.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.42%
         Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

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14   TYPE OF REPORTING PERSON

                                       CO
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                                  Page 3 of 9

                                  SCHEDULE 13D


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CUSIP No. 68267810
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

     WESTAR INDUSTRIES, INC. (f/n/a WESTAR CAPITAL, INC.) 48-1092416
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)
                                                            (B)

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                      N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
--------------------------------------------------------------------------------

                            7    SOLE VOTING POWER
                                 0
                                 -----------------------------------------------

                            8    SHARED VOTING POWER
                                 4,714,434
         NUMBER OF               An additional 39,892,896 shares of Common
         SHARES                  Stock issuable in certain circumstances in the
         BENEFICIALLY            event of the conversion (the conditions for
         OWNED BY                which are not expected to occur within the
         EACH                    next 60 days) of 19,946,448 shares of Series A
         REPORTING               Convertible Preferred Stock.
         PERSON WITH             -----------------------------------------------
                            9    SOLE DISPOSITIVE POWER
                                 0
                                 -----------------------------------------------

                            10   SHARED DISPOSITIVE POWER
                                 4,714,434
                                 An additional 39,892,896 shares of
                                 Common Stock issuable in certain
                                 circumstances in the event of the
                                 conversion (the conditions for which
                                 are not expected to occur within the
                                 next 60 days) of 19,946,448 shares
                                 of Series A Convertible Preferred
                                 Stock.

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,714,434
         An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible
         Preferred Stock.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.42%
         Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------


     Item 1. Security and Issuer.

          This statement on Schedule 13D (the "Statement") is filed by Western Resources, Inc. ("Western") and Westar Industries, Inc. (f/n/a Westar Capital, Inc.), a Kansas corporation and a wholly owned subsidiary of Western ("Westar" and, together with Western, the "Reporting Persons"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer") which Common Stock is held by Westar. This Statement supplements and amends the statement on Schedule 13D originally filed by Western with the Commission on December 5, 1997, as amended by Amendment No. 1, filed with the Commission on November 29, 1999, Amendment No. 2, filed with the Commission on January 27, 2000, Amendment No. 3, filed with the Commission on March 8, 2000, Amendment No. 4 filed with the Commission on April 8, 2002, Amendment No. 5 filed with the Commission on April 26, 2002 and Amendment No. 6 filed with the Commission on May 23, 2002 (as amended, the "Schedule 13D").

          The address of the principal executive offices of the Issuer is:
     ONEOK, Inc., 100 West Fifth Street, Tulsa, Oklahoma 74103.

     Item 4. Purpose of the Transaction.

          The last paragraph of Item 4 is deleted and following disclosure is in lieu therof (capitalized terms not otherwise defined herein are used as defined in the Shareholder Agreement filed as Exhibit 3 to this
          Schedule 13D):

          On May 30, 2002, notice was given pursuant to Section 3.4(b) of the Shareholder Agreement with ONEOK, Inc. ("ONEOK") of the intention of Westar Industries, Inc. ("Westar Industries") to sell all of the common stock and preferred stock of ONEOK owned by Westar Industries to a third person. As a result of this notice having been given, ONEOK or its designee has the right to purchase the common stock and preferred stock at a cash sales price of $21.77 per share for a period ending on the later of 90 days after May 30, 2002 and 30 days from the date of receipt of all necessary regulatory approvals, but in no event later than 180 days after May 30, 2002. If ONEOK does not purchase the stock during such period, the Company may sell the stock to a third person within a 16 month period thereafter. A copy of the Sale Notice sent to ONEOK is attached as an exhibit hereto.

          The Reporting Persons have engaged JPMorgan to advise them with respect to this matter.



     Item 7. Material to be Filed as Exhibits.

          The following is added as an exhibit to this Schedule 13D:

          Exhibit 5 - Sale Notice dated May 30, 2002 addressed to ONEOK, Inc.
                      from Western Resources, Inc. and Westar Industries, Inc.

     Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2002


                            WESTERN RESOURCES, INC.


                            By:  /s/ Larry D. Irick
                                 ______________________________________________
                                 Name:    Larry D. Irick, Esq.
                                 Title:   Vice President and Corporate Secretary


                            WESTAR INDUSTRIES, INC.


                            By:  /s/ Paul R. Geist
                                 ______________________________________________
                                 Name:    Paul R. Geist
                                 Title:   President

                                                                       Exhibit 5
                                  May 30, 2002




ONEOK, Inc.
100 W. Fifth Street
Tulsa, OK 74103-4398
Attn:    Mr. David L. Kyle,
         President and Chief Executive Officer

     Re: Shareholder Agreement dated as of November 26, 1997 between WAI, Inc. (now ONEOK, Inc.) and Western Resources, Inc.: Section 3.4(b) Sale Notice

Dear Sirs:

     Notice is hereby given pursuant to Section 3.4(b) of the above referenced Shareholder Agreement of the intention of the undersigned to sell 4,714,434 shares of Common Stock, par value $.01 per share (the "Common Stock") of ONEOK, Inc. (the "Company"), and 19,946,448 shares of Series A Convertible Preferred Stock, par value $.01 per share of the Company, (collectively with the Common Stock, the "Sale Securities") representing all of the Common Stock and Preferred Stock of the Company beneficially owned by us through our wholly owned subsidiary Westar Industries, Inc., to a purchaser who is not an Affiliate of the undersigned. Such a proposed transfer would represent upon Transfer Voting Power of more than 5% of the Company. Therefore, the procedures pursuant to
Section 3.4(b) are hereby invoked.

     The cash price per share at which the Company or its designee may purchase the Sale Securities within the Sale Period specified in Section 3.4 (b) is $21.77 per share (equal to 98.5% of the Market Price of the Sale Securities determined as of the date of this notice.)

     We look forward to hearing from the Company within the Sale Period so that we know how to proceed in connection with our proposed sale of the Sale Securities.

     This Sale Notice is given by Western Resources, Inc. on behalf of itself and on behalf of Westar Industries, Inc., as Seller.

Capitalized terms not defined herein are used as defined in the Shareholder Agreement.

                            Very truly yours,


                            WESTERN RESOURCES, INC.


                            By:  /s/ David C. Wittig
                                 ______________________________________________
                                 Name:    David c. Wittig
                                 Title:   Chairman, President and
                                          Chief Executive Officer


                            WESTAR INDUSTRIES, INC.


                            By:  /s/ Paul R. Geist
                                 ______________________________________________
                                 Name:    Paul R. Geist
                                 Title:   President



cc:      Gable Gotwals Mock Schwabe Kihle
         100 W. 5th Street
         Suite 1000
         Tulsa, OK  74103
         Attn: Donald A. Kihle, Esq.
         Fax No. 918-588-7873

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